UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Bonds.com Group, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

098003106

(CUSIP Number)

Christopher Moody
c/o Bonds.com Group, Inc.
1515 South Federal Highway, Suite 212
Boca Raton, FL 33432

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 21, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. None

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Christopher Moody
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only

4	Source of Funds (See Instructions) (See item 3)

SC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐
6	Citizenship or Place of Organization

U.S.A.
	7	Sole Voting Power

		3,116,171
Number of	8	Shared Voting Power
Shares
Beneficially		1,591,395 (see Item 5)
Owned by	9	Sole Dispositive Power
Each Reporting
Person With		3,116,171
	10	Shared Dispositive Power

		1,591,395 (see Item 5)
11	Aggregate Amount Beneficially Owned by Each Reporting Person

3,911,869 (See Item 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐
13	Percent of Class Represented by Amount in Row (11)

6.4%
14	Type of Reporting Person (See Instructions)

IN

Item 1. Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”) of Bonds.com Group, Inc., whose principal executive offices are located at 1515 South Federal Highway, Suite 212, Boca Raton, Florida 33432 (the “Issuer”).

Item 2. Identity and Background.

(a) The name of the reporting person is Christopher Moody (the “Reporting Person”).

(b) The business address of the Reporting Person 1515 South Federal Highway, Suite 212, Boca Raton, Florida 33432.

(c) The Reporting Person’s present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted is Vice President and Treasurer of Valhalla Management, Inc. and Co-Managing Member of Viking Management, each of which are General Partners of various hedge funds, located at 1618 Main Street, Sarasota, Florida 34236.

(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the U.S.A.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Person acquired all of the securities reported herein pursuant to a merger (the “Merger”) and exchange of securities between the Issuer and Bonds.com Holdings, Inc. (“Bonds.com Holdings”), upon which Bonds.com Holdings became the Issuer’s wholly-owned subsidiary.

The Reporting Person beneficially owns an aggregate of 3,911,869 shares of Common Stock. This includes 2,926,812 shares of Common Stock and 189,359 shares of Common Stock issuable upon exercise of warrants held by the Christopher D. Moody Revocable Trust of which Mr. Moody is sole trustee.  It also includes 795,698 of the 1,591,395 shares of Common Stock held by Valhalla Investment Partners. Mr. Moody, who is an officer of Valhalla Investment Partners, shares 50% of the voting and dispositive power with respect to the shares owned by Valhalla Investment Partners, and therefore disclaims beneficial ownership as to 50% of such shares.  This amount does not include an aggregate of 189,346 shares of Common Stock and 94,680 shares of Common Stock issuable upon exercise of warrants held by irrevocable trusts for the benefit of Mr. Moody’s children of which he has no control and disclaims beneficial ownership.

Item 4. Purpose of Transaction.

The securities reported herein were acquired by the Reporting Person as a result of the Merger. As a result of such transaction, four new directors were appointed to the Issuer’s board of directors, with the Reporting Person being one of such new directors. The purpose of and the result of the transaction was a change of control of the Issuer, whereby the stockholders of Bonds.com Holdings, prior to the Merger, acquired control of the Issuer.

Item 5. Interest in Securities of the Issuer.

(a) The Reporting Person beneficially owns an aggregate of 3,911,869 shares of Common Stock, representing 6.4% of the outstanding shares of Common Stock (based, as to the number of outstanding shares, upon the Issuer’s Registration Statement on Form SB-2 filed on December 28, 2007).

(b) As the sole Trustee of the Christopher D. Moody Revocable Trust, the Reporting Person has the sole right to vote and dispose, or direct the disposition of, the 2,926,812 shares of Common Stock and 189,359 shares of Common Stock issuable upon exercise of warrants held by the Christopher D. Moody Revocable Trust. As an officer of Valhalla Investment Partners, the Reporting Person shares 50% of the voting and dispositive power with respect to the 1,591,395 shares of Common Stock owned by Valhalla Investment Partners, and disclaims beneficial ownership as to 50% of such shares. Thus, the Reporting Person has the sole right to vote and dispose, or direct the disposition of the 795,698 shares of Common Stock beneficially owned by Valhalla Investment Partners.

(c) The Reporting Person acquired all of the securities reported herein as a result of an exchange of all securities beneficially owned by the Reporting Person of Bonds.com Holdings prior to the Merger for securities of the Issuer. Pursuant to the Merger each share of common stock of Bonds.com Holdings was exchanged for 6.2676504 shares of the Issuer’s Common Stock and each outstanding warrant of Bonds.com Holdings to purchase shares of its common stock was exchanged for a warrant of the Issuer to purchase 6.2676504 shares of Common Stock for each share of Bonds.com Holdings common stock underlying such warrants.

(d) Other than the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 3,911,869 shares of Common Stock beneficially owned by the Reporting Person.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7. Material to Be Filed as Exhibits.

None.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 31, 2007

/s/ Christopher Moody
Christopher Moody